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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                 EOTT ENERGY LLC

                                 SEC FILE NUMBER
                                    000-50195

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                           NOTIFICATION OF LATE FILING

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                                  (CHECK ONE):

          [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ]
                           Form N-SAR [ ] Form N-CSR

For Period Ended:  December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

Full Name of Registrant             EOTT Energy LLC
     Former Name if Applicable*     *EOTT Energy LLC is
                                    filing Form 10-K for the fiscal year ended
                                    December 31, 2002 as successor registrant to EOTT Energy Partners, L.P. (SEC File No.
                                    1-12872).

Address of Principal Executive Office (Street and Number)

                                    2000 West Sam Houston Parkway South
                                    Suite 400

City, State and Zip Code

                                    Houston, Texas 77042

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Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

       State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition portion thereof, could not be filed within the prescribed time period.

     As previously disclosed, on October 8, 2002, EOTT Energy Partners, L.P. ("Old EOTT") and its wholly owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Old EOTT Bankruptcy") in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division (the "Bankruptcy Court"). The Bankruptcy Court confirmed Old EOTT's restructuring plan on February 18, 2003, and the plan became effective on March 1, 2003. As part of the restructuring plan, Old EOTT reorganized its ownership structure and converted to a limited liability company structure. EOTT Energy LLC ("EOTT LLC") became the successor registrant to Old EOTT on March 1, 2003, the effective date of the restructuring plan.

     Although EOTT LLC has been working diligently to assemble all the required information for the annual report on Form 10-K for the fiscal year December 31, 2002 (the "Form 10-K"), management does not believe the Form 10-K can be completed properly on or before the prescribed due date, March 31, 2003. EOTT LLC is unable to fully and adequately complete and review the Form 10-K without unreasonable effort or expense due to its very recent emergence from bankruptcy, consummation of its restructuring plan and related events. EOTT LLC anticipates filing the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

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Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

             H. Keith Kaelber           713                993-5020
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                 (NAME)             (AREA CODE)       (TELEPHONE NUMBER)


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         (2) Have all other periodic
reports required under Section 13 or
15(d) the Securities Exchange Act of
1934 or Section 30 of the Investment
Company Act of 1940 during the preceding                 [ ] Yes  [X] No
12 months or for such shorter period
that the registrant was required to file such report(s) filed? If answer is no, identify report(s).

         EOTT Energy Partners, L.P., the predecessor to EOTT Energy LLC, filed its Form 10-K for the period ended December 31, 2001 with unaudited financial statements for the years 2000 and 1999 for reasons stated in such filing.

         (3) Is it anticipated that any
significant change in results of
operations from the corresponding period                 [X] Yes  [ ] No
for the last fiscal year will be
reflected by the earnings statements to
be included in the subject report or
portion thereof?

         EOTT anticipates that it will have a net loss of approximately $100 million for 2002 compared to a net loss of $15.2 million in 2001. The significant change in results of operations is due primarily to fourth quarter charges related to the impairment of certain long-lived assets, significantly lower gross profit from our marketing and pipeline operations and increased financing and other costs offset by the net gain associated with the Enron Settlement (as disclosed in EOTT Energy Partners, L.P.'s Form 8-K dated March 4,
2003).

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                                 EOTT Energy LLC
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                         EOTT ENERGY LLC
                                         (A Delaware limited liability company)
                                         (Registrant)


Date:  March 31, 2003                    By:   /s/ H. Keith Kaelber
                                             -----------------------------------
                                         Name:  H. Keith Kaelber
                                         Title: Executive Vice President and
                                                Chief Financial Officer


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